UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 18 July 2022, London UK

Completion of the demerger of Haleon and share consolidation of GSK

GSK plc (LSE/NYSE: GSK) has today (Monday 18 July 2022) completed the demerger of the Consumer Healthcare business from the GSK Group to form the Haleon Group. The shares of Haleon plc (ticker "LSE: HLN") will be admitted at 8.00 a.m. today to the Premium Listing segment of the Official List and to trading on the Main Market of the London Stock Exchange ("LSE").

It is expected that American Depositary Shares representing shares of Haleon plc (ticker: "NYSE: HLN") ("Haleon ADSs") will commence "regular-way" trading on the New York Stock Exchange (the "NYSE") at market open on Friday 22 July 2022. In addition, we expect that Haleon ADSs will begin trading on a "when-issued" basis on the NYSE from market open today up to and including Thursday 21 July 2022. Each Haleon ADS represents two Haleon ordinary shares.

GSK Share Consolidation

At the GSK General Meeting on 6 July 2022, alongside the demerger, GSK shareholders also approved the consolidation of GSK shares (the "GSK Share Consolidation"). The GSK Share Consolidation is expected to take place after the market closes today. It is expected that admission and dealings in the new GSK shares on the LSE will commence at 8.00 a.m. on Tuesday 19 July 2022. GSK will provide an update following the completion of the GSK Share Consolidation at around 7.00 a.m. on Tuesday 19 July 2022.

The ratio for the GSK Share Consolidation cannot be fixed at this time as it will depend on fluctuations in the volume and price of the GSK shares in the period between 8.00 a.m. and 4.30 p.m. today.

As at the time of this announcement, GSK's issued share capital consists of 5,389,096,045 ordinary shares of 25 pence each (including 304,905,950 ordinary shares held in treasury). Therefore, the total number of voting rights in the Company is 5,084,190,095. If the total number of GSK shares in issue prior to the record time at 8.00 p.m. today is not exactly divisible by the denominator in the consolidation ratio, then shortly before the GSK Share Consolidation, GSK will issue up to 49 ordinary shares to ensure that following the GSK Share Consolidation there are no fractional ordinary shares outstanding.

Further information on and key dates in relation to the proposed demerger of Haleon and the GSK Share Consolidation is set out at the end of this announcement ("Expected Timetable of Principal Events") and can also be found in the Circular to Shareholders published on 1 June 2022. The Circular is available on GSK's website at www.gsk.com/demerger.

Victoria Whyte

Company Secretary

18 July 2022

Disclaimer

GSK makes no representation or warranty as to the appropriateness, accuracy, completeness or reliability of the information in this announcement.

This announcement is for information purposes only and is not intended to and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

Expected Timetable of Principal Events

The times and dates set out in the timetable below and throughout this announcement are indicative only and based on GSK's current expectations and may be subject to change without further notice.

Event	Time and date(1)
Commencement of dealings in Existing GSK Shares (ex entitlement to Haleon Shares) on the LSE	8 a.m. on Monday 18 July 2022
Admission and commencement of dealings in Haleon Shares on the LSE	8 a.m. on Monday 18 July 2022
CREST accounts credited in respect of Haleon Shares in uncertificated form	As soon as practicable after 8 a.m. on Monday 18 July 2022
GSK Share Consolidation record time--	8 p.m. on Monday 18 July 2022
GSK Share Consolidation becomes effective	After 8 p.m. on Monday 18 July 2022
GSK Admission and commencement of dealings in New GSK Shares on the LSE	8 a.m. on Tuesday 19 July 2022
CREST accounts credited in respect of New GSK Shares in uncertificated form	As soon as practicable after 8 a.m. on Tuesday 19 July 2022
Commencement of trading in Haleon ADSs on a "when-issued" basis on the NYSE	9.30 a.m. New York City time on Monday 18 July 2022
Commencement of "regular-way" trading in Haleon ADSs on the NYSE	9.30 a.m. New York City time on Friday 22 July 2022
Admission and commencement of dealings in new GSK ADSs on the NYSE	9.30 a.m. New York City time on Friday 22 July 2022
Opening of the GSK ADS issuance and cancellation books (2)	8 a.m. New York City time on Monday 25 July 2022
Latest date for despatch of: - definitive share certificates (where applicable) for New GSK Shares in certificated form to Qualifying Shareholders on the GSK Share Register	By Monday 1 August 2022
- CSN statements for GSK CSN(3)	By Monday 1 August 2022
- definitive share certificates (where applicable) for Haleon Shares in certificated form to Qualifying Shareholders on the GSK Share Register(4)	By Thursday 4 August 2022
- opening statements for Haleon CSN(3) (4)	By Thursday 4 August 2022
Posting of payment advice, CREST accounts credited or payment by electronic payment in respect of fractional entitlements arising from the GSK Share Consolidation	Week commencing Monday 1 August 2022

Notes

(1)  Unless otherwise indicated, all references to time in this timetable are to UK time.

(2)  The Depositary will suspend the issuance and cancellation of GSK ADSs from Thursday 14 July 2022 until Monday 25 July 2022. This means that during this time, you will not be able to convert your GSK ADSs into GSK Shares, surrender your GSK ADSs and receive underlying GSK Shares, or deposit your GSK Shares and receive GSK ADSs. However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your GSK ADSs during this period.

(3)  For CSN Shareholders who have a Shareview Portfolio account, and have not elected for paper statements to be issued to them, the CSN statements will only be made available electronically via their account.

(4)  Subject to the timing of the Haleon Capital Reduction.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com/about-us

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q1 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 18, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc